UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41998

Tungray Technologies Inc

(Translation of registrant’s name in English)

#02-01, 31 Mandai Estate,

Innovation Place Tower 4,

Singapore 729933

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x      Form 40-F -

First Half 2025 Results

On September 30, 2025, Tungray Technologies Inc (the “Company” or “Tungray”) issued a press release announcing its financial results for the six months ended June 30, 2025. A copy of the press release is attached hereto as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Title
99.1	Press Release, dated September 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2025	Tungray Technologies Inc

	By:	/s/ Wanjun Yao
Wanjun Yao
Chief Executive Officer